N E W S R E L E A S E

July 13, 2009

Bisha Project Finance Approvals - US$235 million

Nevsun Resources Ltd., (NSU-TSX/NYSE AMEX) is very pleased to announce that its Bisha Project in Eritrea has received all required credit approvals from the project finance lenders for debt facilities totaling $235 million. Documentation of the facilities has been progressing in parallel and financial close is expected shortly. All amounts are expressed in United States dollars.

The debt package is a mix of senior and subordinated loans from a lending group comprised of seven institutions from Europe and South Africa. The arrangements include an available cost over-run facility of $30 million that will be in addition to a contingency allowance of $32 million in the budget. The Project is now more than one third completed, and the forecast cost to complete remains on budget.

Endeavour Financial is the Company’s project finance advisor.

At recent metal prices, the Project is expected to generate enough cash in the first two and a half years to repay all debt facilities, as well as fund the copper phase mine expansion during the same period. The projected operating cash costs for gold production are estimated to be less than $230/oz, including royalties. The after tax internal rate of return of the Project, using recent metal prices and including the cost of finance, is approximately 54%.

The mine is expected to start producing gold in Q3 2010. A recent update on the Project itself can be found in the Company’s Q1 MD&A and news release dated May 13, 2009. Photographs of progress can be found on the Nevsun web site at –  http://www.nevsun.com/properties/photo_gallery

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning Eritrean government support, production schedule, details of the debt package and payback time, operating costs and costs to project completion, metals price projections and assumptions.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-04.doc	For further information, Contact: John Clarke (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun Website: www.nevsun.com